## Contact

www.linkedin.com/in/amber-
mcfee-3a446053 (LinkedIn)

## Top Skills

Management
Operations Management
Financial Reporting

# Amber McFee

Founder of GigEngyn- Helping Brands Grow Their Businesses by
Leveraging Data - Purpose Driven Leader- Enthusiast of Change
Worthington

## Summary

Strong business development professional with 15 years of
demonstrated success in adult beverage and startup operations.
Strong entrepreneurial drive led me to launch GigEngyn, an end-
to-end field sales and marketing CRM for the alcohol and cannabis
industry.

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## Experience

**GigEngyn**
Founder/CEO
February 2022 - Present (6 months)

With 15 years of experience helping startups launch in the adult beverage
space one problem has consistently remained the same, software. There isn't
a good end-to-end software solution that provides an interface with suppliers,
agencies and distributors. With cannabis now a top emerging market I wanted
to create a solution not only for the alcohol industry but for cannabis as well.
I founded GigEngyn to solve the current piecemealed options available by
creating an all-in-one streamlined solution.

**Mary DeWalt Design Group**
COO/CFO
January 2018 - Present (4 years 7 months)
Austin, Texas Area

**Slicker Beverage Insights**
COO/CFO
March 2021 - February 2022 (1 year)
Austin, Texas, United States

**Promogo Event CRM**
Director Of Finance And Operations
March 2018 - February 2019 (1 year)
Austin, Texas

BARetc.
Director Of Finance And Operations
August 2010 - December 2017 (7 years 5 months)
Plano, texas

CM Companies
Director Of Finance And Operations
July 2010 - December 2012 (2 years 6 months)
Plano, Texas, United States

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# Education

Drury University
Bachelor of Science - BS, Psychology/Sociology/Criminology